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                                                                       EXHIBIT 7
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               IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                         IN AND FOR NEW CASTLE COUNTY

LEON SARFAN,                                     Civil Action No. 14171

                 Plaintiff,
                                              CLASS ACTION COMPLAINT
                                              ----------------------
     V.

E-SYSTEMS, INC., C. ROLAND HADEN,
MARTIN R. HOFFMAN, F. GENE KEIFFER,
FRANCINE I. NEFF, JAMES A. BITONTI,
S. LEE KLING, DAVID R. TACKE,
E. F. BUEHRING, CHARLES A. GABRIEL,
A. LOWELL LAWSON and RAYTHEON CO.,

                      Defendants.

        Plaintiff, by his attorneys, alleges upon information and belief, except with respect to his ownership of E Systems, Inc. ("ESI" or the "Company") common stock as follows:


                                    PARTIES
                                    -------

        1. Plaintiff is the owner of shares of defendant ESI.

        2. E Systems, Inc. is a Delaware corporation with offices at 6250 LBJ Freeway, P.O. Box 666248, Dallas, Texas 75266-0248. ESI, among other things, designs, develops and integrates sophisticated reconnaissance and surveillance systems, develops and produces a broad range of systems and products for instantaneous communication, and develops and manufactures automatic control products for aircraft. As of September 30, 1994, ESI had approximately 34,033,245 shares of stock outstanding held by over 10,000 shareholders of record.

        3. Defendant C. Roland Haden is a director of ESI.
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         4.  Defendant Martin R. Hoffman is a director of ESI.

         6. Defendant E. Gene Keiffer is chairman of the board and director of ESI.

         5.  Defendant Francine I. Neff is a director of ESI.

         6.  Defendant James A. Bitonti is a director of ESI.

         7.  Defendant S. Lee Kling is a director of ESI.

         8.  Defendant David R. Tacke is a director of ESI.

         9.  Defendant E. F. Buehring is a director of ESI.

        10.  Defendant Charles A. Gabriel is a director of ESI.

        11. Defendant A. Lowell Lawson is chief executive officer, president, chief operating officer and a director of ESI.

        12. The foregoing individual directors of ESI (collectively the "Director Defendants"), owe fiduciary duties to ESI and its shareholders.

        13. Raytheon Co. ("Raytheon") is a Delaware corporation with executive offices at 141 Spring Street, Lexington, Massachusetts 02173-7899. Raytheon, among other things, designs, develops and manufactures electronic systems and components. As of October 2, 1994, Raytheon had approximately 131,575,000 shares of common stock outstanding. Raytheon has knowingly and substantially participated in, and is benefitting by, the breaches of fiduciary duty alleged herein, and therefore is liable as a aider and abetter thereof.

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                           CLASS ACTION ALLEGATIONS
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        14. Plaintiff brings this action on his own behalf and as a class action on behalf of all shareholders of defendant ESI (except defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants) or their successors in interest, who have been or will be adversely affected by the conduct of defendants alleged herein.

        15. This action is properly maintainable as a class action for the following reasons:

        (a) The class of shareholders for whose benefit this action is brought is so numerous that joinder of all class members is impracticable. As of September 30, 1994, there were over 34 million shares of defendant ESI's common stock outstanding owned by over 10,000 shareholders of record scattered throughout the United States.

        (b) There are questions of law and fact which are common to members of the Class and which predominate over any questions affecting any individual members. The common questions include, inter alia, the following:
                                       ----- ----

        i. Whether one or more of the defendants has engaged in a plan and scheme to enrich themselves at the expense of defendant ESI's public stockholders.

        ii. Whether the ESI Board has engaged in a proper process to ensure maximization of shareholder value.

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                iii. Whether the Defendant Directors have breached their
fiduciary duties owned by them to plaintiff and members of the Class, and/or have aided and abetted in such breach, by virtue of their participation and/or acquiescence and by their other conduct complained of herein;

                iv. Whether the Defendant Directors have wrongfully failed to seek a purchaser of ESI at the highest possible price and, instead, have allowed the valuable assets of defendant ESI to be acquired by Raytheon at an unfair and inadequate price;

                v. Whether plaintiff and the other members of the Class will be irreparably damaged by the transactions complained of herein; and

                vi. Whether defendants have breached or aided and abetted the breaches of the fiduciary and other common law duties owed by them to plaintiff and the other members of the Class.

        16. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of plaintiff are typical of the claims of the other members of the Class and plaintiff has the same interest as the other members of the Class. Accordingly, plaintiff is adequate representatives of the Class and will fairly and adequately protect the interests of the Class.

        17. Plaintiff anticipates that there will not be any difficulty in the management of this litigation.

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        18. For the reasons stated herein, a class action is superior to other available methods for the fair and efficient adjudication of this action.

                           SUBSTANTIVE ALLEGATIONS
                           -----------------------

        19. On April 3, 1995, Raytheon and ESI announced a definitive agreement pursuant to which Raytheon will acquire ESI for $64 cash per share, or an aggregate $2.3 billion (the "Transaction"). The acquisition will be undertaken pursuant to a first step tender offer beginning April 3, 1995, and closing April 28, 1995. Reportedly, under the terms of the agreement, any rival bidder would have to pay $75 million break-up fee, plus expenses, to Raytheon.

        20. The proposed Transaction is wrongful, unfair and harmful to ESI's public stockholders, the Class members. The proposed Transaction will deny plaintiff and other Class members their rights to share appropriately in the true value of the Company's assets and future growth in profits and earnings, while usurping the same for the benefit of defendant Raytheon.

        21. Defendants, acting in concert, have violated their fiduciary duties owed to the public shareholders of ESI and put certain of defendants' own personal interests and the interests of defendant Raytheon ahead of the interests of the ESI public shareholders.

        22. The Director Defendants apparently failed to (1) undertake an adequate evaluation of ESI's worth as a potential


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merger/acquisition candidate; (2) take adequate steps to enhance ESI's value and/or attractiveness as a merger/acquisition candidate; or (3) effectively expose ESI to the marketplace in an effort to create an active and open auction for ESI. Instead, defendants have agreed to a sale of ESI to Raytheon and have included a $75 million breakup fee.

        23. While the Director Defendants of ESI should continue to seek out other possible purchasers of the assets of ESI or its stock in a manner designed to obtain the best transaction reasonably available for ESI's shareholders, or seek to enhance the value of ESI for all its current shareholders, they have instead resolved to wrongfully allow Raytheon to obtain the valuable assets of ESI at an inadequate price, which disproportionately benefits Raytheon.

        24. These tactics pursued by the defendants are, and will continue to be, wrongful, unfair and harmful to ESI's public shareholders. These maneuvers by the defendants will deny members of the Class their right to share appropriately in the true value of ESI's assets, future earnings and businesses.

        25. In contemplating, planning and/or effecting the foregoing specified acts and in pursuing and timing the Transaction, defendants are not acting in good faith toward plaintiff and the Class, and defendants have breached, and are breaching, their fiduciary duties to plaintiff and the Class.

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        26. Because the Defendant Directors (and those acting in concert with them) dominate and control the business and corporate affairs of ESI and because they are in possession of private corporate information concerning ESI's businesses and future prospects, there exists an imbalance and disparity of knowledge and economic power between the defendants and the public shareholders of ESI which makes it inherently unfair to ESI' public shareholders.

        27. By reason of the foregoing acts, practices and course of conduct, the Director Defendants have failed to use the required care and diligence in the exercise of their fiduciary obligations owed to ESI and their public shareholders.

        28. As a result of the actions of the defendants, plaintiff and the Class have been and will be damaged in that they will not receive the fair value of ESI's assets and business in exchange for their ESI's shares, and have been and will be prevented from obtaining a fair price for their shares of ESI common stock.

        29. Unless enjoined by this Court, the Defendant Directors will continue to breach their fiduciary duties owed to plaintiff and the Class, all to the irreparable harm of the Class.

        30. Plaintiff has no adequate remedy at law.

        WHEREFORE, plaintiff demand judgment as follows:

            (a) Declaring that this action may be maintained as a class action;

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         (b) Declaring that the proposed Transaction is unfair, unjust and inequitable to plaintiffs and the other members of the Class;

         (c) Enjoining preliminarily and permanently the defendants from taking any steps necessary to accomplish or implement the proposed Transaction that is not fair and equitable, and enjoining any improper device which impedes maximization of shareholder value;

         (d) Requiring defendants to compensate plaintiffs and the members of the Class for all losses and damages suffered and to be suffered by them as a result of the acts and transactions complained of herein, together with prejudgment and post-judment interest;

         (e) Awarding plaintiffs the costs and disbursements of this action, including reasonable attorneys', accountants', and experts' fees; and

         (f) Granting such other and further relief as may be just and proper.


Dated: April 3, 1995                            CHIMICLES, JACOBSEN & TIKELLIS


                                                /s/
                                                ______________________________
                                                Pamela S. Tikellis
                                                James C. Strum
                                                Robert J. Kriner, Jr.
                                                One Rodney Square
                                                P.O. Box 1035
                                                Wilmington, DE 19899
                                                (302)686-2500




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OF COUNSEL:

WOLF HALDENSTEIN ADLER FREEMAN & HERZ, LLP
Jeffrey G. Smith, Esquire
270 Madison Avenue, 9th Floor
New York, New York 10016

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